UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Reference is made to the Form 6-Ks furnished by the Company on January 13, 2025, March 11, 2025, May 23, 2025 and August 20, 2025, in relation to the purchase of 500, 333 and 4,250 Bitcoins and the issuance of convertible promissory notes and warrants (the “Transactions”).

On February 9, 2026, the Company entered into a series of deeds of termination (the “Deeds of Termination”) with the various parties in the Transactions to effect the termination of (i) the purchase of 500 Bitcoins and 333 Bitcoins from Unit Meta AI Tech Limited and 4,250 Bitcoins from Winning Mission Group Limited; (ii) the issuance of a convertible promissory note in the principal amount of US$37,000,000 to each of Unit Meta AI Tech Limited and Gallant Witness Limited, and (iii) the issuance of a convertible promissory note in the principal amount of US$241,480,750 and warrant of 201,233,958 warrant shares to each of Winning Mission Group Limited and Rich Plenty Investment Limited (the “Former Agreements”). Pursuant to the Deeds of Termination, the Former Agreements shall become null and void and without any further effect. Each party to the Deeds of Termination shall release and discharge the other party of its obligations under the Former Agreements.

The foregoing descriptions of the Deeds of Termination are summaries of the material terms thereto and do not purport to be complete and are qualified in its entirety by reference to the Deeds of Termination, each of which are filed herewith as Exhibits 99.1 to 99.9 and are incorporated herein by reference.

Exhibit No.	Description
99.1	Form of Deed of Termination of the bitcoin purchase agreement dated January 9, 2025 with Unit Meta AI Tech Limited
99.2	Form of Deed of Termination of the bitcoin purchase agreement dated February 28, 2025 with Unit Meta AI Tech Limited
99.3	Form of Deed of Termination of the assignment agreement dated May 23, 2025 with Unit Meta AI Tech Limited and Gallant Witness Limited
99.4	Form of Deed of Termination of the convertible promissory note dated May 23, 2025 with Unit Meta AI Tech Limited
99.5	Form of Deed of Termination of the convertible promissory note dated May 23, 2025 with Gallant Witness Limited
99.6	Form of Deed of Termination of the bitcoin purchase agreement dated August 20, 2025 with Winning Mission Group Limited
99.7	Form of Deed of Termination of the assignment agreement dated August 20, 2025 with Winning Mission Group Limited and Rich Plenty Investment Limited
99.8	Form of Deed of Termination of the convertible promissory note and warrant dated August 20, 2025 with Unit Winning Mission Group Limited
99.9	Form of Deed of Termination of the convertible promissory note and warrant dated August 20, 2025 with Rich Plenty Investment Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: February 9, 2026	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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